# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SolarWinds Corporation, CIK 0001739942
CUSIP: 83417Q204
Title of class of securities: Common stock, par value 0.001
Address of issuer's principal executive offices: 7171 Southwest Parkway, Building 400, Austin, Texas (TX), 78735
Date of event which requires filing of this statement: 04/16/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-037106
Filed by CIK 0001813487

## Reporting persons
- Thoma Bravo Fund XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Fund XI-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Executive Fund XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Fund XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Fund XII-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Executive Fund XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Executive Fund XII-a, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Special Opportunities Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Special Opportunities Fund II-A, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Partners XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo Partners XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thoma Bravo UGP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: SolarWinds Corporation
Address of issuer's principal executive offices: The Issuer's principal executive offices are at 7171 Southwest Parkway, Building 400, Austin, Texas 78735.

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Executive Fund XI, L.P., Thoma Bravo Fund XII, L.P., Thoma Bravo Fund XII-A, L.P., Thoma Bravo Executive Fund XII, L.P., Thoma Bravo Executive Fund XII-a, L.P., Thoma Bravo Special Opportunities Fund II, L.P., Thoma Bravo Special Opportunities Fund II-A, L.P., Thoma Bravo Partners XI, L.P., Thoma Bravo Partners XII, L.P. and Thoma Bravo UGP, LLC (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2019, a copy of which is attached as Exhibit A to the Statement on Schedule 13G filed by the Reporting Persons on February 13, 2019, pursuant to which the Reporting Persons agreed to file the Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Thoma Bravo, L.P., 110 N. Wacker Drive, 32nd Floor, Chicago, Illinois 60606.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
On April 16, 2025, pursuant to the Agreement and Plan of Merger dated as of February 7, 2025, by and among Starlight Parent, LLC ("Parent"), Starlight Merger Sub, Inc. ("Merger Subsidiary"), and the Issuer, Merger Subsidiary merged with and into the Issuer (the "Merger") with the Issuer surviving the Merger as a wholly owned subsidiary of Parent, and at the time of the Merger each issued and outstanding share of the Issuer's Common Stock, par value $0.001 per share (the "Shares"), owned by the Reporting Persons was cancelled and converted into the right to receive $18.50 per Share in cash without interest thereon. As such, as of April 16, 2025, Reporting Persons no longer beneficially own any Shares. This filing represents an exit filing for the Reporting Persons.

See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Thoma Bravo Fund XI, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo Fund XI-A, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo Executive Fund XI, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo Fund XII, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo Fund XII-A, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo Executive Fund XII, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo Executive Fund XII-a, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo Special Opportunities Fund II, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo Special Opportunities Fund II-A, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo Partners XI, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo Partners XII, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner of Thoma Bravo UGP, LLC (04/17/2025)
- Thoma Bravo UGP, LLC: /s/ Seth Boro, Seth Boro, Managing Partner (04/17/2025)
Comment: For Thoma Bravo Fund XI, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XI, LLC, the General Partner of Thoma Bravo Partners XI, L.P., the General Partner of Thoma Bravo Fund XI, L.P. For Thoma Bravo Fund XI-A, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XI, LLC, the General Partner of Thoma Bravo Partners XI, L.P., the General Partner of Thoma Bravo Fund XI-A, L.P. For Thoma Bravo Executive Fund XI, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XI, LLC, the General Partner of Thoma Bravo Partners XI, L.P., the General Partner of Thoma Bravo Executive Fund XI, L.P. For Thoma Bravo Fund XII, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XII, LLC, the General Partner of Thoma Bravo Partners XII, L.P., the General Partner of Thoma Bravo Fund XII, L.P. For Thoma Bravo Fund XII-A, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XII, LLC, the General Partner of Thoma Bravo Partners XII, L.P., the General Partner of Thoma Bravo Fund XII-A, L.P. For Thoma Bravo Executive Fund XII, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XII, LLC, the General Partner of Thoma Bravo Partners XII, L.P., the General Partner of Thoma Bravo Executive Fund XII, L.P. For Thoma Bravo Executive Fund XII-a, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XII, LLC, the General Partner of Thoma Bravo Partners XII, L.P., the General Partner of Thoma Bravo Executive Fund XII-a, L.P. For Thoma Bravo Special Opportunities Fund II, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XI, LLC, the General Partner of Thoma Bravo Partners XI, L.P., the General Partner of Thoma Bravo Special Opportunities Fund II, L.P. For Thoma Bravo Special Opportunities Fund II-A, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XI, LLC, the General Partner of Thoma Bravo Partners XI, L.P., the General Partner of Thoma Bravo Special Opportunities Fund II-A, L.P. For Thoma Bravo Partners XI, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XI, LLC, the General Partner of Thoma Bravo Partners XI, L.P. For Thoma Bravo Partners XII, L.P.: Seth Boro, Managing Partner of Thoma Bravo UGP, LLC, the Managing Member of Thoma Bravo UGP XII, LLC, the General Partner of Thoma Bravo Partners XII, L.P.